Exhibit 99.1

Taoping Signs Non-binding Letter of Intent to Acquire Yunti; Transformational Acquisition Would Substantially Improve Taoping’s Annual Revenue, Expand its Addressable Market, and Leverage its Current Portfolio

Shenzhen, China, December 9, 2024 – Taoping Inc. (Nasdaq: TAOP, the “Company”), a provider of innovative smart cloud platform services and solutions, new media and artificial intelligence (AI) solutions, today announced that it has signed a non-binding letter of intent to acquire 100% of the equity of Shenzhen Yunti Internet of Things Co., Ltd. (“Yunti”), a Chinese company based in Shenzhen, Guangdong Province. Taoping’s acquisition of Yunti, if consummated, is expected to open new revenue growth opportunities for the Company, while further consolidating and expanding the Company’s market share in the lucrative elevator equipment and service industry.

Under the letter of intent, Yunti’s shareholders agree to transfer their ownership of Yunti to the Company in exchange for newly issued ordinary shareholders of the Company. The final valuation and timeline of the acquisition will be determined based on a mutually agreed upon independent third party’s comprehensive evaluation of Yunti. The parties expect to close and integrate the acquisition over the next 12 months. The non-binding letter of intent does not create an obligation on the part of either party to consummate any transaction. The proposed transaction is subject to a definitive agreement to be negotiated between the parties, conditioned upon further financial and legal due diligence and approval of the Company’s Board of Directors, as well as other customary closing conditions, such as any required regulatory approvals. There is no assurance that any transaction will be concluded.

Founded in 2016, Yunti is a privately held, Shenzhen-based company qualified to provide an end to end Smart elevator solution, integrating sales, installation, repair and maintenance. Yunti is known for developing a robust SaaS platform, which effectively delivers innovative services targeted at China’s installed base of an estimated more than 10 million elevators. With a unique, full-scenario business model that combines a customizable, feature rich SaaS platform, Yunti has rapidly grown its customer base in providing full-scenario elevator services, with a portfolio of innovative products specifically designed to meet the needs of China’s Smart Elevator ecosystem. Core platforms include Yunti’s SaaS-based “Tishibao” elevator management Cloud service platform, and “Tishibang”, China’s first private market elevator Internet service platform. Through its SaaS platform and business model of insurance plus professional services, Yunti is able to capture revenue from both monitoring and maintenance throughout the entire elevator operation process, while being ideally positioned to promote the digital transformation of traditional equipment operation and maintenance management, and comprehensively improve operation and maintenance efficiency and service quality.

According to the State Administration for Market Regulation, the number of elevators in China was expected to reach more than 10.6 million by the end of 2023. At the same time, according to data from the China Elevator Industry Business Yearbook, the market size of China’s elevator equipment industry continues to expand having exceeded 494.3 billion RMB in 2023.

Mr. Jianghuai Lin, Chairman and CEO of Taoping, commented, “As part of our active M&A process, we evaluated a series of potential transactions, with a priority on long-term potential, valuation, and alignment with building shareholder value. We are excited about the proposed acquisition of Yunti, which aligns strategically with our Smart City product portfolio, customer base, and geographic footprint. Upon deal closure and integration, we anticipate that this transaction will position our business to expand into higher growth, more profitable segments in the huge Chinese elevator equipment industry, with even more attractive long-term demand catalysts. We believe this transaction would be equally transformational for all shareholders, with extensive new opportunities opened that would drive meaningful value creation.”

About Taoping Inc.

Taoping Inc. (Nasdaq: TAOP) has a long history of successfully leveraging technology in the development of innovative solutions to help customers in both the private and public sectors to more effectively communicate and market to their desired targets. The Company has built a far-reaching city partner ecosystem and comprehensive portfolio of high-value, high-traffic areas for its products, which are aligned together with Taoping’s smart cloud platform, cloud services and solutions, new media and artificial intelligence. For more information about Taoping, please visit http://en.taop.com. You can also follow us on X.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including: our potential inability to achieve or sustain profitability or reasonably predict our future results, the effects of the global Covid-19 pandemic or other health crisis, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s most recent Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

Taoping Inc. Xue Jiang IR@taop.com www.taop.com	Global IR Partners David Pasquale TAOP@globalirpartners.com New York Office: +1-914-337-8801